SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134

(408) 943-2600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 12, 2012, Cypress Semiconductor Corporation issued the following press release:

Cypress Semiconductor Proposes to Acquire Ramtron International

for $2.48 Per Share in Cash

SAN JOSE, Calif., June 12, 2012 – Cypress Semiconductor Corporation (NASDAQ:CY) today announced that it has submitted a proposal to Ramtron International Corporation (NASDAQ:RMTR) to acquire all of its outstanding stock for $2.48 per share in cash. This offer represents a 37% premium to Ramtron’s closing stock price on June 11, 2012.

“We believe that our offer provides compelling value to Ramtron’s stockholders,” said T.J. Rodgers, President and Chief Executive Officer of Cypress. “Last year, we attempted to negotiate an acquisition of Ramtron, but our offer of $3.01 per share—which represented the same 37% premium to Ramtron’s then-current stock price as we are offering today—was summarily rejected. Soon thereafter, Ramtron sold almost 20% of its stock in a dilutive public offering at a net price of $1.79 per share.

“At this time, we call on Ramtron’s Board of Directors to act in the best interests of its stockholders by meeting with us to seriously discuss our compelling proposal. We believe that Cypress would benefit Ramtron’s customers, providing them with a more stable source of supply, greater research and development resources and better support from a much larger sales channel. We also believe the combination would provide Ramtron’s employees with more opportunity for long-term success as part of a larger, more global organization,” Rodgers continued.

In a letter sent to Ramtron today, Cypress stated that it would prefer a negotiated transaction. Cypress has engaged Greenhill & Co., LLC as financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as legal counsel.

The full text of the letter sent from Cypress to Ramtron today—along with letters sent on March 8, March 10 and April 11, 2011—are set forth below:

June 12, 2012

BY EMAIL

Dr. William G. Howard, Jr., Chairman of the Board of Directors

Mr. Eric A. Balzer, Director and Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, CO 80921

Gentlemen:

I am writing to formally convey Cypress Semiconductor’s proposal to acquire Ramtron International Corporation for $2.48 per share in cash. This represents a premium of 37% over Ramtron’s closing price of $1.81 per share on June 11, 2012. We believe that this all-cash transaction, which has been unanimously approved by our Board of Directors, is compelling for Ramtron and its stockholders. Our proposal would deliver immediate, certain value to Ramtron’s stockholders that is far superior to what we believe that you can reasonably expect to achieve as a standalone company.

We believe that an acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence conditions. We have retained Greenhill & Co., LLC as our financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as our legal counsel. We are confident that a transaction would receive all necessary regulatory approvals, including antitrust clearances.

We hope to work with you on a negotiated basis to complete this transaction successfully, and are prepared to deliver a draft merger agreement and begin discussions immediately. I suggest that our respective financial and legal advisors meet at your earliest convenience to work toward the goal of announcement of a definitive agreement in the very near future.

It has been about two years since I first approached you about a possible transaction between our two companies and over a year since we delivered a formal proposal to acquire Ramtron. As you will recall, that proposal (at $3.01 per share) was for a 37% premium over your then-current stock price on March 8, 2011—the same premium we are offering today. Our offer made clear that we were prepared to commence due diligence immediately and would deliver a merger agreement with minimal closing conditions. We were deeply disappointed when, two weeks after we provided you with our offer, you and your Board of Directors responded that our offer was so low that it was not even worth your time to make a counter proposal.

Since then, a number of events have convinced us that your response did not reflect the best interests of your stockholders. First, soon after you rejected our offer, Ramtron sold almost 20% of its stock in a dilutive public offering at a net price of $1.79 per share, which I found extremely surprising in light of your comments regarding our offer and its 68% premium to that price. Second, since our offer Ramtron has had cumulative net losses of five cents per share. Third, your stockholders have been increasingly vocal about their desire for you to sell Ramtron. These factors, along with your history of rejecting out-of-hand our prior offer, have convinced us that we must make our offer public at this time so that your stockholders are aware of our efforts. I have attached copies of my prior letters to you to this letter.

Although we would prefer to proceed through a negotiated agreement, we are fully committed to this transaction, and will take the steps necessary to complete it. We believe that a transaction between our two companies would be well received by your stockholders, and we are committed to providing them with an opportunity to express their views on our proposal.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both Cypress and Ramtron.

We request a response to our proposal by 5:00 p.m. Pacific Daylight Time on Tuesday, June 19, 2012. In light of the significance of this proposal to your stockholders and ours, as well as the potential for selective disclosure, we are publicly releasing the text of this letter.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

cc:	Greenhill & Co., LLC
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Annex

Prior Correspondence Between Cypress and Ramtron

Text of the letter sent by Cypress to Ramtron on March 8, 2011

Dear Mr. Balzer:

The purpose of this letter is to propose the acquisition of Ramtron International Corporation by Cypress Semiconductor Corporation for $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011 and a 32% premium over Ramtron’s 15-day, volume-weighted trading price of $2.28. This premium exceeds the 30% premium reported in comparable transactions in 2011—and is 2.4 times higher than the premium paid by Microchip Technology, Inc. in its acquisition of Silicon Storage Technology, Inc. in a 2010 transaction which is very similar to this proposed transaction. We have the cash on hand to complete this transaction in an expeditious manner.

We believe the transaction would be favorable not only to Ramtron’s shareholders, but also—and particularly—to Ramtron’s customers. Relative to Ramtron alone, the combined company would serve its customers with 1) a more stable source of supply, consisting of two non-volatile technologies from five wafer-fabrication plants (three from Cypress), 2) a lower manufacturing cost structure due to Cypress’s low wafer and assembly & test manufacturing costs, 3) shorter leadtimes due to our internal 45-day fab cycle time and 7-day assembly & test cycle times, 4) access to high density and higher performance products fabricated in Cypress’s advanced non-volatile technologies, 0.13-micron (in production in three fabs) and 0.65-micron (in production at UMC), 5) better support from Cypress’s 400-person Sales, Marketing and Field Applications Marketing teams, and 6) the lower overhead costs that would result from combining our Colorado Springs and other overhead operations.

In particular, we believe that as a combined company, we could bring immediate relief to Ramtron’s customers by rationing the scarce supply of FeRAMs to those customers who specifically need that technology, while immediately serving the needs of the rest of Ramtron’s other customers with Cypress’s high-quality, high-reliability, pin-compatible products, manufactured in our SONOS technology.

We would like to enter into a more substantial conversation with Ramtron regarding the details of this offer on an expedited schedule, so as to address the current market supply problem as quickly as possible. Of course, we will take the time to negotiate thoroughly and in good faith. We plan to make this offer public at the close of business on March 15, 2011.

Sincerely,

T.J. Rodgers

President & CEO

cc:	Cypress Board of Directors
Ramtron Board of Directors

Text of the letter sent by Cypress to Ramtron on March 10, 2011

Dear Mr. Balzer:

This letter documents the comments I made to you in our telephone conversation yesterday.

Here is the supplemental information that I provided:

•	Cypress anticipates that there will be minimal due diligence (two weeks or less) required for a Ramtron-Cypress merger.

•	We are prepared to sign a confidentiality agreement immediately as a condition of commencing due diligence.

•	Cypress has studied the Hart-Scott-Rodino process and anticipates no regulatory problems.

•	Cypress intends to accelerate all employee options and buy them out.

•

Cypress is prepared to deliver a definitive merger agreement with minimal closing conditions and a fiduciary-duty out-clause for a superior proposal (subject to a reasonable breakup fee and Cypress’s right to match that superior offer).

•	Cypress will work cooperatively with Ramtron to create a win-win deal for both companies.

Sincerely,

T.J. Rodgers

President & CEO

cc:	Cypress Board of Directors
Ramtron Board of Directors

Text of the letter sent by Cypress to Ramtron on April 11, 2011

Dear Bill:

I’m writing this letter to close the loop on our recent M&A discussions. On March 8, 2011, after a lot of careful deliberation, Cypress made an offer of acquisition to Ramtron with an embedded 37% premium to market. We felt—and still feel—that our offer would be attractive to your shareholders.

What we heard from you telephonically and in a letter dated March 22, 2011, was that you felt the offer was too low—so low, in fact, that it was not worth your while to make a counter proposal.

Although we do not agree with that position, we accept it and are officially withdrawing our offer to acquire Ramtron at this time. Please let me know if you would reconsider your position.

On another topic, I have enclosed a chart of Ramtron’s share price on which I have marked the dates of my acquisition proposal letter and your response to it. As you can see, there was a significant rise in Ramtron’s price after those events. While no one can say what drives the market up or down—and I am not trying to imply anything here—you might want to take a look at the security measures that were employed by Ramtron regarding this proposed transaction.

Sincerely yours,

T.J. Rodgers

President & CEO

cc:	Cypress Board of Directors, Larry Sonsini

Attachment

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC 1, PSoC 3, and PSoC 5 programmable system-on-chip families and derivatives, CapSense touch sensing and TrueTouch solutions for touchscreens. Cypress is the world leader in USB controllers, including the high-performance West Bridge solution that enhances connectivity and performance in multimedia handsets, PCs and tablets. Cypress is also the world leader in SRAM memories. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the Nasdaq Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a potential business combination transaction with Ramtron International Corporation (“Ramtron”) proposed by Cypress Semiconductor Corporation (“Cypress”), and is not a substitute for any tender offer statement or any other document that Cypress may file with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. No tender offer for the shares of Ramtron has commenced at this time. In connection with the proposed transaction, Cypress may file tender offer documents with the SEC. Any definitive tender offer documents will be mailed to stockholders of Ramtron. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Ramtron will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cypress through the web site maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements Cypress’s proposal to acquire Ramtron and the benefits of Cypress’s potential acquisition of Ramtron, each of which involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including the business and economic conditions and growth trends in the semiconductor industry and in various geographic regions; our ability to manage financial risk; and other factors listed in Cypress’s most recent reports on Form 10-K, 10-Q and 8-K. The information above speaks only as of the date of this release.

Cypress, the Cypress logo, PSoC, PowerPSoC, CapSense and West Bridge are registered trademarks and Cypress Developer Community, PSoC Creator and TrueTouch are trademarks of Cypress Semiconductor Corp. All other trademarks are property of their owners.

Cypress Semiconductor Corp.

Brad W. Buss, 408-943-2754

EVP Finance & Administration and CFO

or

Greenhill & Co., LLC

415-216-4100